BRONX VENTURES INC.
(formerly Lucky 1 Enterprises Inc.)

FINANCIAL STATEMENTS

NINE MONTH PERIOD ENDED SEPTEMBER 30, 2005

(Expressed in Canadian dollars)

(Unaudited – Prepared by Management)

(These interim financial statements have not been reviewed by the Company’s Auditor.)

	September 30	December 31
	2005	2004
	(unaudited)	(audited)
Assets
Current
Cash and term deposits	$238,853	$18,530
Accounts Receivable	22,537	—
Marketable securities (note 5)	21,721	222,611
Receivables from related parties (note 9)	44,282	257,729
Prepaids	5,994	—
Cash held on behalf of related party [note 9(i)]	2,441	583,670
	335,828	1,082,540
Mineral Property – Extra High (note 8)	141,112	31,932
Investments	279,374	—
Furniture and equipment (note 7)	7,513	9,898

Total Assets	$763,827	$1,124,370

Liabilities
Current
Accounts payable and accruals	$11,881	$24,390
Payable to related parties (note 9)	—	9,202
Cash held on behalf of related party [note 9(i)]	2,441	583,670

	14,322	617,262
Shareholders’ Equity
Capital Stock (note 10)	$22,662,838	$22,662,838
Contributed Surplus	213,850	213,850
Deficit	(22,127,183)	(22,369,580)

	749,505	507,108

Total Liabilities and Shareholders’ Equity	763,827	1,124,370

Commitments (note 11)

On behalf of the Board,

“Bedo H. Kalpakian”	“J. Wayne Murton”

Director	Director

See notes to financial statements

Three Months Ended					Nine Months Ended
	September 30				September 30
	2005		2004		2005		2004
Income
Revenue		$131,768		$21,611		$349,456		$79,627
Interest and other		—		25		1,188		299

		131,768		21,636		350,644		79,926
Expenses
Amortization		795		795		2,385		2,385
Finance, interest and foreign exchange		635		2,014		12,695		5,699
Legal, accounting and audit		509		12,265		8,347		31,276
Management fees		90,000		60,000		210,000		180,000
Commission fees		256		1,845		1,446		47,210
Professional and Consulting Fees		7,503		—		7,503		27,972
Regulatory and transfer fees		1,099		605		18,864		3,568
Rent and office expenses		7,719		3,714		17,068		20,116
Salaries and benefits		(22,116)		6,448		36,553		16,714
Shareholder communication		(339)		404		5,270		7,933
Travel, meals and entertainment		1,537		—		1,617		190
Telephone		1,509		960		5,589		1,928

		89,107		89,050		327,337		344,991

Gain/(loss) before other items		42,661		(67,414)		23,307		(265,065)
Other items
Gain (loss) on sale of marketable securities		—		(128,080)		219,089		579,705
Loss on write down of investments		—		(234,658)		—		(582,658)

		—		(362,738)		219,089		(2,953)

Net gain (loss) for the period		42,661		(430,152)		242,396		(268,018)
Deficit, beginning of period		(22,169,844)		(21,773,863)		(22,369,579)		(21,935,997)

Deficit, end of period		(22,127,183)		(22,204,015)		(22,127,183)		(22,204,015)

Weighted average number of shares		$340,711		$305,970		$340,711		$305,970

Weighted average gain (loss) per	$		$		$		$
common share		0.13		(1.41)		0.71		(0.88)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2005	2004	2005	2004
Cash provided by (used for)
Operating
Net (loss)/profit	$42,661	$(430,152)	$242,396	$(268,018)
Amortization	795	795	2,385	2,385

	43,456	(429,357)	244,781	(265,633)
Change in non-cash operating		—
working capital		—		—
Receivables	(19,528)	77,607	(22,537)	61,006
Receivables from related parties	(7,997)	—	213,447	—
Payables and accruals	(3,697)	(32,403)	(12,508)	7,537
Payable to related parties	(87)	(85,361)	(9,202)	(128,027)
Prepaids	3,865	—	(5,994)	—

	(27,444)	(40,157)	163,206	(59,484)

	16,012	(469,514)	407,987	(325,117)

Investing
Mineral Property – Extra High	(61,130)	—	(109,180)	(31,932)
Inter-Café Project	—	—	—	(65,000)
Marketable Securities	(11,216)	135,101	(78,484)	(433,175)
Write down of Marketable Securities	—	234,658	—	582,658
Write off of investments	—	—	—	—

	(72,346)	369,759	(187,664)	52,551

Financing
Issuance of common shares	—	100,000	—	203,424
Subscription shares	—	—	—	—

	—	100,000	—	203,424

Increase (decrease) in cash and cash equivalents	(56,334)	245	220,323	(69,142)
Cash and cash equivalents, beginning of period	295,187	4,286	18,530	73,673

Cash and cash equivalents, end of period	$238,853	$4,531	$238,853	$4,531

1. Nature of Operations

The Company was incorporated on August 24, 1984 in the Province of British Columbia. The principal business of the Company is the exploration and development of natural resource properties. The Company has interests in the Extra High Mineral Property located in British Columbia and Lithium mineral properties located in Ontario.

The Company also has an investment in software for online gaming and investments in the securities of public companies. The Company’s revenues are derived from its investment in the online gaming software.

As of January 17, 2005, Lucky 1 Enterprises Inc. changed its name to Bronx Ventures Inc., its capital stock has been consolidated on the basis of 35 (old) common shares for 1 (new) common share and its authorized capital stock has been increased to an unlimited number of common shares and an unlimited number of preferred shares, in each case without nominal or par value.

Effective at the opening of business on January 24, 2005, the common shares of Lucky 1 Enterprises Inc. were de-listed from trading on the OTC Bulletin Board in the USA and the common shares of Bronx Ventures Inc. commenced trading on the OTC Bulletin Board under the trading symbol “BRXVF”.

2. Going concern

These financial statements have been prepared on the basis of accounting principles applicable to a “going-concern”, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company has incurred significant operating losses to date and has periodically had a working capital deficiency. Management’s efforts are directed at pursuing opportunities of merit for the Company. It is the Company’s intention to pursue equity and debt financings in order to conduct its operations without interruption.

These financial statements do not reflect adjustments that would be necessary if the “going-concern” assumptions were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions.

If the “going-concern” assumptions were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

3. Significant accounting policies

(a) Basis of presentation

Comparative operation’s figures for the periods ended September 30, 2005 and 2004 include the operations of Bronx Ventures Inc. All amounts are stated in Canadian dollars.

All share and per share amounts included in the accompanying financial statements have been restated to give retroactive effect to the 35:1 reverse stock split described in note 1.

3. Significant accounting policies (continued)

(b)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

(c)	Mineral properties

The Company is engaged in the acquisition, exploration and development of mineral properties. The mineral properties are recorded at cost. The costs relating to a property abandoned are written off when the decision to abandon is made.

(d)	Loss per share

Loss per share is calculated using the weighted average number of shares outstanding.

(e)	Foreign currency translation

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)	Monetary assets and liabilities at the rate of exchange in effect as at the balance sheet date;

(ii)	Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)	Revenues and expenses (excluding amortization, which is translated at the same rate as the related asset) at the average rate of exchange for the year.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for the year.

(f)	Marketable securities

Marketable securities are valued at the lower of cost and market at the balance sheet date.

(g)	Investments

Long term investments in public companies are carried at cost unless it is determined that there is a permanent impairment in value.

3.	Significant accounting policies (continued)

(h)	Amortization

Property and equipment are recorded at cost. The Company amortizes its assets on a declining-balance basis as follows:

Furniture and equipment Computer equipment	- 20% - 30%

(i)	Stock-based compensation plans

Effective January 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, which requires an expense to be recognized in the financial statements for all forms of stock-based compensation, including stock options. Previously, the Company did not record any compensation cost on the granting of stock options to employees, officers, directors and consultants, as the exercise price was equal to or greater than the market price at the date of the grants. Options granted are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

As a result of this change in accounting, the opening deficit for fiscal 2004 was restated on a retroactive basis to show the effect of compensation expense associated with stock options granted to employees, officers, directors and consultants from January 1, 2003 to December 31, 2003, which amounted to $64,122 and an increase of $64,122 to contributed surplus.

(j)	Flow-through common shares

The Company finances its exploration programs through the issuance of flow-through common  shares. Income tax deductions relating to these expenditures are claimable only by the investors. Proceeds from common shares issued pursuant to flow-through financings are credited to capital stock.

(k)	Revenue recognition

The Company earns revenues from customers of Las Vegas from Home.com Entertainment Inc. (“Las Vegas”), a related company, in accordance with an agreement which entitles the Company to 40% of revenues that are generated by Las Vegas from certain online games. The Company recognizes these revenues as they are reported and received by Las Vegas.

(l)	Income taxes

The Company follows the liability method based on the accounting recommendations for income taxes issued by the CICA. Under the liability method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted income tax rates at each balance sheet date. Future income tax assets can also result by applying unused loss carry-forwards and other deductions. The valuation of any future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

4.	Financial Instruments

(a)	Fair value

The fair values of cash and term deposits, amounts receivable from related parties, accounts payable and accruals, and amounts payable to related parties approximate their carrying amounts because of their short term to maturity. The fair value of marketable securities approximate quoted market values, as disclosed in note 5.

(b)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

(c)	Credit risk

The Company is not exposed to significant credit risk with respect to its cash and cash held on behalf of related party because the funds are held in a recognized financial institution.

(d)	Market risk

The Company is exposed to significant market risk with respect to marketable securities from adverse fluctuations in their market value and in the event the marketable securities are delisted from public trading.

5.	Marketable Securities

	September 30,	December 31,
	2005	2004
Marketable securities (market values: September 30, 2005 — $21,100 December 31, 2004 — $382,893)	$21,721	$222,611

6.	Investment in Inter-Café Project

During 2003, the Company deposited $25,000 on an investment in the “Inter-Café Project”, a business concept developed by Interfranchise Inc. to introduce online gaming to an Internet Café environment. The agreement with Interfranchise Inc. required an additional investment of $65,000 in order to acquire a 10% interest in the Inter-Café Project. During 2004, the Company invested the additional $65,000 and completed its acquisition of a 10% interest in the Inter-Café Project for a total investment amounting to $90,000. During the fourth quarter of 2004, the Company wrote-off this investment since recovery on the investment became doubtful.

7.	Furniture and Equipment

				September 30,	December 31,
				2005	2004
			Accumulated	Net	Net
	Cost		Amortization	Book Value	Book Value

Furniture and	$		$	$	$
equipment		126,494	121,627	4,867	5,992
Computer equipment		35,112	32,466	2,646	3,906

		$161,606	$154,093	$7,513	$9,898

8.	Mineral Property

On March 26, 2004, the Company entered into an Option Agreement with an arm’s length party (the “Optionor”) in respect to certain mineral claims, which are situated in the Kamloops Mining Division in the Province of British Columbia (the “Extra High Mineral Property”). Pursuant to the terms of the Option Agreement, the Company has the right to acquire a 100% interest in the Extra High Mineral Property, subject to a 11/2% net smelter returns royalty, by making staged cash payments totalling $150,000 and incurring exploration expenditures on the Extra High Mineral Property totalling $500,000 over a period of three years. Upon the Company earning a 100% interest in the Extra High Mineral Property, the Company may at any time purchase 50% of the net smelter returns royalty by paying to the Optionor the sum of $500,000 leaving the Optionor with a 0.75% net smelter returns royalty.

The $141,112 investment in the Extra High Mineral Property consists of $45,000 in cash payments made to the Optionor, $4,588 in cash payments made to maintain the Extra High Mineral Property in good standing and $91,524 of exploration expenditures incurred since acquisition.

The Company has a 100% interest in lithium properties located in the Nipigon area, Thunder Bay Mining Division of North Western Ontario. During 2000, the Company wrote-off these mineral properties.

9.	Related Party Transactions

	September 30,	December 31, 2004
	2005
Receivable from Las Vegas From Home.com	$	$
Entertainment Inc. (“Las Vegas”)	—		16,418
Gaming revenue receivable from Las Vegas	44,282		195,905
Director’s loan/interest receivable	—		45,406
Total (payable to)/receivable from related parties	$44,282		$257,729

(i)	Cash held on behalf of Las Vegas in the amount of $2,441 (2004: $942) is without interest and is payable on demand.

9.	Related Party Transactions (continued)

(ii)	As of January 1, 2005, the Company and Las Vegas do not have any inter-company related party transactions with regards to office expenses, loans, benefits and rent. Las Vegas invoices the Company, on a monthly basis, for a portion of the Rent and Office expenses incurred by Las Vegas. The Company invoices Las Vegas, on a monthly basis, for a portion of Salaries paid by the Company.

(iii)	Pursuant to the New Management Services Agreement dated November 1, 2001, as amended on August 14, 2003 and on July 1, 2005, the aggregate amount of payments made for Management Fees totaled $210,000 during the nine month period ended September 30, 2005, (2004:$180,000) and was paid to Kalpakian Bros. of B.C. Ltd, (the “Manager”) the principals of which are Bedo H. Kalpakian and Jacob H. Kalpakian.

(iv)	The Company’s Board of Directors resolved effective as of July 1, 2005, to remunerate two independent Directors for an aggregate monthly amount of $2,501 plus G.S.T.

(v)	During the three month period ended September 30, 2005, the Company entered into a Private Placement Financing Agreement with Colt Capital Corp. (“Colt”) a company related by common directors. The Company purchased 1,000,000 common shares in the capital of Colt at $0.01 per share for a total purchase price of $10,000. Colt is a reporting issuer in the Provinces of Alberta and British Columbia but its shares are not currently listed for trading on any stock exchange.

(vi)	Directors of the Company entered into Private Placement Flow-Through Share Financing Agreements with the Company on March 10, 2004, for the purchase of 28,571 flow-through share units at the purchase price of $3.50 per unit. Each unit consists of one common share (the “flow-through shares”) of the Company and one non-transferable common share purchase warrant (the “warrants”), each warrant entitling the holder to purchase one common share at a price of $5.25 per share for a period of twelve months and thereafter at a price of $7.00 per share for a further period of twelve months. All common shares and warrants of the Company pursuant to this Private Placement Financing have been issued.

(vii)	Kalpakian Bros. of B.C. Ltd., a private company owned and controlled by two directors of the Company, entered into a Private Placement Financing Agreement with the Company on July 20, 2004 for the purchase of 28,571 units of the securities of the Company at the price of $3.50 per unit for total proceeds to the Company of $100,000. Each unit consists of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company. Each warrant is exercisable at the price of $5.25 per common share, if exercised during the first year, and at the price of $7.00 per common share, if exercised during the second year. The warrants expire on July 20, 2006.

(viii)	During January and February, 2004, the Company entered into two private placement agreements to acquire a total of 4,000,000 common shares in the capital of Las Vegas, a related party, at $0.30 and $0.32 per common share for a total investment of $1,225,000.

(ix)	On January 7, 2005, the Company acquired for investment purposes, 1,250,000 units of Las Vegas, a related party, at a price of $0.20 per unit. Each Las Vegas unit consists of one Las Vegas common share and one-half of one warrant. One whole warrant is required to purchase one Las Vegas common share at $0.25 per common share for a period of 24 months. The 1,250,000 Las Vegas units which had a hold period that expired on May 8, 2005, have been issued to the Company. The Company may either increase or decrease its investment in Las Vegas in the future.

9.	Related Party Transactions (continued)

(x)	On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas from Home.com Entertainment Inc. (“Las Vegas”), a related company, for the joint development of certain gaming software consisting of three card games (the “three card games Software”). Pursuant to this Licensing Agreement, the Company has paid a one time only license fee of $200,000 to Las Vegas as the Company’s sole contribution for the development costs of the three card games Software, as a result of which, the three card games Software is now equally owned by Las Vegas and the Company. Las Vegas shall be the operator of the three card games Software and shall market the three card games. Las Vegas shall receive 60% of all revenues that shall be generated from the operation of the three card games Software and the Company shall receive 40%. The Company’s share of revenues from the three card games Software was $292,372 as of December 31, 2004. For the nine month period ended September 30, 2005, the Company’s share of revenues from the three card games Software was $349,456 (2004: $79,627) and for the three month period ended September 30, 2005, the Company’s share of revenues from the three card games Software was $131,768 (2004: $21,611).

(xi)	During 2004, the Company entered into a Debt Settlement Agreement for the geological services provided by a company owned by a director of the Company whereby a total of 652 common shares of the Company were issued in full satisfaction of the debt totalling $3,424.

(xii)	The Company has hired the services of J.W. Murton & Associates to provide geological services in respect to the exploration work programs on the Company’s Extra High Mineral Property. J.W. Murton & Associates is a private company owned by a Director of the Company.

10. Capital stock

(a)	Authorized: Unlimited number of common shares and an unlimited number of preferred shares, in each case, without nominal or par value. There are no preferred shares issued.

(b)	changes in issued capital stock:

	September 30, 2005			December 31, 2004
	Number			Number
	of Shares	Amount		of Shares	Amount
Balance beginning of		$			$
period	340,711		22,662,838	282,916		22,459,414
Shares issued in settlement of debt	—		—	652		3,424
Private placements	—		—	57,143		200,000
		$			$
Balance end of period	340,711		22,662,838	340,711		22,662,838

All common shares and per share amounts have been restated to give retroactive effect to the 35:1 share consolidation (note 3(a)).

Directors of the Company entered into Private Placement Flow-Through Share Financing Agreements with the Company on March 10, 2004 for the purchase of 28,571 flow-through share units at the purchase price of $3.50 per unit. Each unit consists of common shares (the “flow-through  shares”) of the Company which will be a “flow-through share” pursuant to the provisions of Subsection 66(15) of the Income Tax Act. (Canada) (the “ITA”) and one non-transferable common share purchase warrant (the “Warrants”), each Warrant entitling the holder to purchase

10.	Capital stock (continued)

one common share (the “flow-through warrant shares”) at a price of $5.25 per flow-through warrant share for a period of twelve months and thereafter at a price of $7.00 per flow-through warrant share for a further six months, and thereafter one common share (the “non-flow-through warrant shares) of the Company at a price of $7.00 per non-flow-through warrant share for a further six months. All common shares and non-transferable share purchase warrants of the Company pursuant to this Private Placement Financing have been issued.

During 2004, the Company entered into a Debt Settlement Agreement for the geological services provided by a company owned by a director of the Company whereby a total of 652 common shares of the Company were issued in full satisfaction of the debt totalling $3,424.

Kalpakian Bros. of B.C. Ltd., a private company owned and controlled by two directors of the Company, entered into a Private Placement Financing Agreement with the Company on July 20, 2004 for the purchase of 28,571 units of the securities of the Company at the price of $3.50 per unit for total proceeds to the Company of $100,000. Each unit consists of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company. Each warrant is exercisable at the price of $5.25 per common share, if exercised during the first year, and at the price of $7.00 per common share, if exercised during the second year. The warrants expire on July 20, 2006.

(c)	Warrants:

At September 30, 2005, the following warrants are outstanding. The warrants entitle the holder to purchase the stated number of common shares at the exercise price with the following expiry dates.

	Exercise	Number of
Expiry Date	Price	Warrants*
March 10, 2005 or	$5.25
March 10, 2006	$7.00	28,571

July 20, 2005 or	$5.25
July 20, 2006	$7.00	28,571

December 31, 2004 or	$5.25
December 30, 2005	$7.00	24,286

Balance, end of Period		81,428

* One warrant is required to purchase 1 (one) common share.

(d)	Stock options

The Company’s 2004 Stock Option Plan reserves for granting to directors, officers, employees and consultants up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis. The Company’s 2004 Stock Option Plan has replaced the Company’s former 2002 and 2003 Stock Option Plans.

10. Capital stock (continued)

The following summarizes the stock options that have been granted, exercised, cancelled and expired during the nine month period ended September 30, 2005.

Stock Options	Number of options **	Exercise price per
option $
Balance beginning of period	27,748
Options expired	(27,748)	US $5.25
Options granted	—	—
Options exercised	—	—
Options cancelled	—	—

Balance end of period	—	Nil

** One option is required to purchase 1 (one) common share.

As at September 30, 2005, there are no stock options which are outstanding.

The Company applies the fair value method using the Black-Scholes options pricing model in accounting for its stock options granted and, accordingly, compensation expense of $131,200 was recognized as salaries expense, and $15,068 was recognized as consulting expense in 2004.

The fair value of each option grant is calculated using the following weighted average assumptions:

2004
Expected life (years)	1
Interest rate	3.00%
Volatility	239.39%
Dividend yield	0.00%

11. Commitments

(a)	The Company has a New Management Services Agreement with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”), a private company which is owned by two Directors of the Company. Pursuant to the New Management Services Agreement, the Company pays monthly management fees of $30,000 plus G.S.T. to Kalpakian Bros. The New Management Services Agreement expires in October, 2006 and is renewable on an annual basis.

(b)	The Company’s Board of Directors resolved effective as of July 1, 2005, to remunerate two independent Directors for an aggregate monthly amount of $2,501 plus G.S.T.

12.	Income Taxes

	2004	2003
Future income tax assets
Non-capital loss carry-forwards for Canadian purposes	$2,696,000	$3,237,000
Excess of undepreciated capital cost over net book value of fixed assets	640,000	637,000
Excess of unused exploration expenditures for Canadian purposes over accounting value of resource properties
Unused earned depletion base	19,000	19,000
Unused cumulative Canadian exploration expenses	2,380,000	2,380,000
Unused cumulative Canadian development expenses	108,000	108,000
Unused cumulative foreign development expenses	217,000	217,000

	$6,060,000	$6,598,000

Tax rate - 38.00%	$2,302,800	$2,507,240
Valuation allowance	(2,302,800)	(2,507,240)

	$0	$0

The valuation allowance reflects the Company’s estimate that the tax assets will likely not be realized and, consequently, have not been recorded in these financial statements.

The Company has available approximate non-capital losses, which may be carried forward to apply against future income for Canadian tax purposes. The losses expire as follows:

2005	$640,000

2006	725,000

2007	452,000

2008	319,000

2009	440,000

2010	105,000

2014	15,000

$2,696,000

The benefit of these losses has not been recorded in these financial statements.

13. Subsequent Event

On November 22, 2005, the Company entered into a Private Placement Flow Through Share Financing Agreement with two Directors of the Company for the purchase of 37,500 units of the securities of the Company at a price of $2.00 per unit for total proceeds to the Company of $75,000. Each unit consists of common shares (the “flow-though shares”) of the Company which will be a “flow through share” pursuant to the provisions of Subsection 66(15) of the Income Tax Act (Canada) (the “ITA”) and one non-transferable common share purchase warrant (the “warrants”), each warrant entitling the holder to purchase one common share (the “flow through warrant shares”) for a period of twelve months at a price of $2.00 per flow through warrant share of the Company.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Bedo H. Kalpakian, President, C.E.O. and C.F.O. of Bronx Ventures Inc. (formerly Lucky 1 Enterprises Inc.), certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Bronx Ventures Inc., (the issuer) for the interim period ending September 30, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 25, 2005.

“Bedo H. Kalpakian”

Bedo H. Kalpakian
President, C.E.O. & C.F.O.